SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 517th. MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 28, 2006

On the 28th day of the month of August of the year two thousand and six, at 5:00 p.m., in the Company’s headquarters located at Avenida das Nações Unidas, No. 4.777, CEP 05477-000, São Paulo-SP, the 517th (five hundred and seventeenth) Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned Board members were present. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Paul Altit, Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira were also present. The Chairman of the Board Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Matters for Deliberation: The following resolutions were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officer to the Members of the Board of Directors for acknowledgement, as provided in the Internal Rules of the Board of Directors, copies of which have been duly filed at the Company’s headquarters: a) PD.CA/ BAK-15/2006 – Tender Offer for Repurchase of Bonds conditioned to the issuance of Bonds on the International Market, in order to authorize (i) a tender offer for a total or partial repurchase of bonds, pursuant the proposal included in the respective PD; (ii) issuance of new bonds (“Bond”) on the international market pursuant to characteristics described in the Attachment I of the respective PD in the amount of up to two hundred and seventy-five million dollars (US$ 275,000,000.00); and (iii) the executive officers to execute the necessary documents and agreements for the due implementation of the transaction approve herein above. II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Company Interest: Nothing to record. IV) CLOSING OF THE MINUTES – There being nothing else to be discussed, these minutes were drafted, which after being read, discussed and found to be in order was signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo, SP, August 28th, 2006. (Sgd.: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon).

Conforms to the original version recorded in the official book.

Ana Patrícia Soares Nogueira
Secretary

JUR_SP 3295017v1 727.236953 Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 30, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer